UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTACT: NCL Corporation	Edelman
AnneMarie Mathews, (305) 436-4799	Nathan Kraft, (312) 233-1329
Susan Robison, (305) 436-4762	Carlee Bator, (312) 240-2694
PublicRelations@ncl.com	carlee.bator@edelman.com
NCL CORPORATION APPOINTS TWO SENIOR EXECUTIVES TO ITS
MANAGEMENT TEAM
MIAMI — November 29, 2007—Today, NCL Corporation (“NCL”) announced the appointment of two senior executives to its management team. Kevin Sheehan will join NCL, effective today, as Executive Vice President and Chief Financial Officer (CFO), and Gregory Hunt will join NCL on December 3 in the newly created position of Executive Vice President Strategic and Commercial Development. Both executives have extensive financial and operational experience and will report directly to NCL President and Chief Executive Officer (CEO) Colin Veitch.
     After a successful nine-year career with Cendant including five years as President and CFO of Avis, two years as Cendant CFO and two years as Chairman and CEO of Cendant’s Vehicle Services Division, Kevin Sheehan has spent the past two and a half years consulting to private equity firms and lecturing at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. He is a graduate of Hunter College and the New York University Graduate School of Business and is a Certified Public Accountant.
     In his new position, Gregory Hunt will oversee on-board revenue including casino operations. He will also spearhead a new strategic planning initiative as well as the commercial development of licensing opportunities and business partnerships. Hunt has held senior operating positions at companies owning and developing such household names as Culligan, Samsonite, Coldwell Banker and Century 21. Most recently, Hunt has been working for Apollo Management in the U.K. and prior to that was senior vice president and CFO at Tweeter Home Entertainment Group. He is a graduate of the University of Vermont and is a Certified Public Accountant.

     Welcoming the executives, Veitch said: “Kevin and Gregory are two great additions to the team. They and we alike are eager to make all kinds of initiatives and opportunities to take NCL to the next level. We are truly fortunate to be able to attract such talent.”
     NCL Corporation Ltd. is the holding company for various subsidiary companies involved in owning and operating the ships of Norwegian Cruise Line, NCL America and Orient Lines.
     NCL plans to build two new third generation Freestyle Cruising ships for delivery in 2010. NCL today has the youngest fleet in the industry, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea, and has recently added its latest new ship, the 2,400 passenger Norwegian Gem.
     For high resolution, downloadable images, please log onto NCL’s Web site at www.ncl.com/pressroom. For further information on NCL Corporation, contact a travel agent or NCL in the U.S. and Canada at (866) 234-0292.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2007	NCL Corporation Ltd. (Registrant)
	By:	/s/ David Colin Sinclair Veitch
David Colin Sinclair Veitch
President and Chief Executive Officer